                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 2001.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 2001 and 2000.

        2. Audited statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 27, 2002                           By: /s/ William S. Meyer
                                           ------------------------------
                                           Name:  William S. Meyer
                                           Title: Senior Vice-President
                                                  and Chief Financial Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

American Greetings Retirement Profit Sharing and Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

             Audited Financial Statements and Supplemental Schedule


                     Years ended December 31, 2001 and 2000




                                TABLE OF CONTENTS

Report of Independent Auditors ............................................   1

Audited Financial Statements
----------------------------

Statements of Net Assets Available for Benefits ...........................   2
Statements of Changes in Net Assets Available for Benefits ................   3
Notes to Financial Statements .............................................   4

Supplemental Schedule
---------------------

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) ...........   9

                         Report of Independent Auditors


Administrative Committee of the American Greetings
 Retirement Profit Sharing and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                     /s/ Ernst & Young LLP
Cleveland, Ohio
June 24, 2002

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                      2001                2000
                                              --------------------------------------
ASSETS
Investments, at fair value                         $719,178,153        $758,108,094

Contribution receivables:
 Employer                                             9,424,207           5,175,320
 Participants                                         1,382,845           1,545,420
                                              --------------------------------------
Total receivables                                    10,807,052           6,720,740
                                              --------------------------------------
Net assets available for benefits                  $729,985,205        $764,828,834
                                              ======================================


See notes to financial statements.

                               AMERICAN GREETINGS
                   RETIREMENT PROFIT SHARING AND SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                   YEARS ENDED DECEMBER 31
                                                                                    2001                2000
                                                                           ----------------------------------------
ADDITIONS
Investment income (loss):
 Net depreciation in fair value
  of investments                                                                  $(57,497,294)       $(49,317,838)
 Interest and dividends                                                             23,375,787          41,345,906
 Dividends from American Greetings
  Corporation common stock                                                             977,372           1,425,117
Contributions:
 Participants                                                                       19,031,938          18,940,547
 Employer                                                                            9,424,207           5,175,320
Transfer from Gibson Greetings and
 CPS Corporation 401(k) Plans                                                       40,005,445                   -
                                                                           ----------------------------------------
Total additions                                                                     35,317,455          17,569,052

DEDUCTIONS
Benefits paid directly to participants                                              70,124,163          60,638,256
Transfer to AmericanGreetings.com 401(k) Plan                                                -           9,423,222
Administrative expenses                                                                 36,921              58,926
                                                                           ----------------------------------------
Total deductions                                                                    70,161,084          70,120,404
                                                                           ----------------------------------------
Net decrease                                                                       (34,843,629)        (52,551,352)
Net assets available for benefits at beginning of year                             764,828,834         817,380,186
                                                                           ----------------------------------------
Net assets available for benefits at end of year                                  $729,985,205        $764,828,834
                                                                           ========================================


See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000




1. DESCRIPTION OF PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the Corporation) and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits (as defined), excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. A contribution of $0 and $5,175,320 was made in 2001 and 2000, respectively, based on the Corporation's pretax profits. Additional amounts may be contributed at the option of the Corporation's Board of Directors. The Corporation made a discretionary contribution of $4,365,108 and $0 in 2001 and 2000, respectively.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation's matching contribution was $5,059,099 and $0 in 2001 and 2000, respectively. All contributions are invested in accordance with the participants' investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 1% to any of the investment options offered under the Plan.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS AND VESTING

Each participant's account is credited with the participant's 401(k) contributions and allocations of (a) the Corporation's profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. participants are immediately vested in both their and the Corporation's contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six to sixty months, or a reasonable period of time as determined by the Administrative Committee, for loans used for the purchase of a participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

The Plan's investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                      2001            2000
                                                 ------------------------------

Vanguard 500 Index Fund Investor Shares            $146,014,997     $178,405,325
Vanguard PRIMECAP Fund                              203,764,732      265,756,074
Vanguard Wellington Fund Investor Shares             52,649,061       47,350,415
Vanguard Prime Money Market Fund                     92,134,646       67,919,463
Vanguard Total Bond Market Index Fund               141,782,543      130,459,040


During the year ended December 31, 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                                     2001               2000
                                                 ------------      ------------

Registered Investment Companies                  $(67,505,762)     $(25,694,228)
Common/collective trust funds                          48,498              --
Common Stock of American Greetings
  Corporation                                       9,959,970       (23,623,610)
                                                 ------------      ------------
Total net depreciation in fair value
  of investments                                 $(57,497,294)     $(49,317,838)
                                                 ============      ============

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)





4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 1,270,887 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 2001 with a combined fair value of $29,914,823 (1,441,816 and 900,000 shares, respectively, at December 31, 2000 with a combined fair value of $22,100,889). Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

6. TRANSFERS OF ASSETS FROM/TO OTHER PLANS

Effective February 1, 2000, the AmericanGreetings.com 401(k) Plan was formed as a spin off from the Plan. Approximately $9.4 million was transferred from the Plan to the AmericanGreetings.com 401(k) Plan during 2000, representing the account balances of participants of the Plan who became participants in the AmericanGreetings.com 401(k) Plan.

On March 9, 2000, the Corporation acquired Gibson Greetings, Inc. Effective at the close of business on December 31, 2000, the Gibson Greetings, Inc. 401(k) Plan was merged with the Plan and net assets of approximately $27.7 million representing participant account balances as of that date were transferred to the Plan on January 1, 2001. In addition, the Corporation acquired CPS Corporation on July 13, 2000. Effective at the close of business on December 31, 2000, the CPS Corporation of Delaware Personal Retirement Savings Plan and the CPS Corporation-Henderson Hourly Employee Savings Plan were merged with the Plan and net assets of approximately $12.3 million representing participant account balances as of that date were transferred to the Plan on January 1, 2001.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                   EIN: 34-0065325           Plan Number: 001

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                                                                        DESCRIPTION OF INVESTMENT
                                                                         INCLUDING MATURITY DATE,
                   IDENTITY OF ISSUE, BORROWER,                              RATE OF INTEREST,                  CURRENT
                     LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE                 VALUE
----------------------------------------------------------------------------------------------------------------------------
VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES
*Vanguard 500 Index Fund Investor Shares                                        1,378,931 shares              $ 146,014,997
*Vanguard PRIMECAP Fund                                                         3,955,061 shares                203,764,732
*Vanguard Wellington Fund Investor Shares                                       1,931,367 shares                 52,649,061
*Vanguard Prime Money Market Fund                                              92,134,646 shares                 92,134,646
*Vanguard Total Bond Market Index Fund                                         13,982,499 shares                141,782,543
*Vanguard Windsor II Investor Shares                                            1,052,198 shares                 26,925,746
*Vanguard Wellesley Income Fund Investor Shares                                   536,303 shares                 10,677,801
*Vanguard International Growth Fund                                               464,862 shares                  6,977,584
*Vanguard Extended Market Index Fund Investor Shares                              282,555 shares                  6,524,194
                                                                                                        --------------------
Total value of interest in registered investment companies                                                      687,451,304

EMPLOYER-RELATED INVESTMENTS
*American Greetings Corp. Class A Common Stock                                  1,270,887 shares                 17,512,823
*American Greetings Corp. Class B Common Stock                                    900,000 shares                 12,402,000
                                                                                                        --------------------
Total employer-related investments                                                                               29,914,823

*LOANS TO PARTICIPANTS                                                       6.0% to 10.5%,
                                                                          Various maturity dates                  1,812,026
                                                                                                        --------------------
                                                                                                              $ 719,178,153
                                                                                                        ====================


* Indicates party-in-interest to the Plan.